2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

January 30, 2018

Via EDGAR Transmission

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group® Income Funds/Delaware Pooled® Trust/Voyageur Mutual Funds Preliminary Proxy Statement

Dear Ms. Hahn:

On behalf of the above-referenced Registrants, submitted herewith under the EDGAR system, are the Registrants' responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you communicated to me on January 26, 2018 with regard to the Preliminary Proxy Statement and other materials (the "Proxy Statement").  The Proxy Statement was filed with the Commission on January 17, 2018 by the Registrants on behalf of Delaware Extended Duration Bond Fund, Macquarie Large Cap Value Portfolio, and Delaware Tax-Free New York Fund (each, a "Fund" and together, the "Funds").

The Proxy Statement relates to a Special Meeting of Shareholders (the "Meeting") of the Funds, which is scheduled to be held on March 7, 2018.  Each comment from the Staff is summarized below, followed by the Registrants' response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1. Comment: In the shareholder letter, clarify if all Funds share one Board of Trustees.

Response: The Funds do each have the same Board of Trustees and a statement to that effect has been added to the shareholder letter.

2. Comment: Disclose supplementally if there is a significant overlap in the shareholder ownership between the Funds.

Ms. Jaea Hahn
January 30, 2018

Response: The Funds are not directly aware of a significant overlap between the shareholders of the Funds, however, many positions are held in the same beneficial owner name, so the extent of overlap is difficult to determine.  The Funds are using a combined Proxy Statement and holding a combined special meeting for cost savings and operational efficiency.

3. Comment: In the table listing the proposals on the first page of the Proxy Statement, clarify that the manager of managers order applies for all 3 Funds.

Response: References to "an updated 'manager of managers order'" have been changed to "the updated 'manager of managers order'" in this table and throughout the Proxy Statement to clarify that there is one Updated MOM Order that applies to all of the Funds.

4. Comment: Use defined terms consistently throughout the Proxy Statement.

Response: The Proxy Statement has been revised to use defined terms consistently.

5. Comment: In the "Brief Overview" section under "What Proposals am I being asked to vote on," clarify that no Proposal is contingent on another.

Response: Disclosure has been added under this question stating that the Proposals are not contingent on one another.

6. Comment: Revise the text in the "Brief Overview" section under "Proposal 1: To approve the implementation of an updated 'manager of managers' order. – What is Proposal 1?," to include the "Current MOM Order" and "Updated MOM Order" defined terms that are used later in the Proxy Statement.

Response: The disclosure has been revised as requested to incorporate these defined terms.

7. Comment: In the "Brief Overview" section under "Proposal 1: To approve the implementation of an updated 'manager of managers' order. – What is Proposal 1?," clarify that Proposal 1 was previously presented to the Funds and whether the Funds are relying on an existing order.

Response: This section was revised to reflect the fact that Proposal 1 was presented to, but not approved by, Fund shareholders in 2015, and also to state that the Funds have therefore relied on the Current MOM Order, to the extent necessary.

8. Comment: In the last sentence in the second paragraph in the "Brief Overview" section under "Proposal 1: To approve the implementation of an updated 'manager of managers' order. – What is Proposal 1?," clarify that the "other funds within the complex" that are referred to are also managed by DMC.

Response: The requested change will be made.

Ms. Jaea Hahn
January 30, 2018

9. Comment: Also in the "Brief Overview" section under "Proposal 1: To approve the implementation of an updated 'manager of managers' order. – What is Proposal 1?," discuss the consequences if the Proposal is not approved. Include a similar statement for Proposals 2 and 3 in the related sections.

Response: The requested changes will be made.

10. Comment: In the "Brief Overview" section under "Proposal 3: To revise the fundamental investment restriction related to lending. – What is Proposal 3?," correct the references to "Funds" since that was previously defined as including all three funds, but Proposal 3 only relates to two of the funds.

Response: The requested changes will be made in this section and in the main discussion of Proposal 3, as well.

11. Comment: In the second and third paragraphs under the discussion of Proposal 1 on page 7 of the Proxy Statement, specify which order is being referred to or revise the disclosure to indicate you are referring to manager of managers orders in the general sense.

Response: The relevant disclosure has been revised to indicate that managers of managers orders are being discussed in general terms.

12. Comment: In the sixth paragraph under the discussion of Proposal 1 on page 8 of the Proxy Statement, note that the Funds' shareholders did not previously approve the Updated MOM Order.

Response: The requested change will be made.

13. Comment: Also in the discussion of Proposal 1 on page 8 of the Proxy Statement, discuss whether the Current MOM Order and the Updated MOM Order have the same material conditions.

Response: With the exception of the use of affiliated sub-advisors and to the extent that the Staff has altered conditions to the order permitting relief, the Current MOM Order and the Updated MOM Order have the same material conditions and a related statement has been added to the Proxy Statement, as requested.

14. Comment: In the discussion of Proposal 1, discuss an investment advisor's responsibilities in overseeing the manager of managers structure.

Response: The following statement has been added to the third paragraph of this section of the Proxy Statement:

Ms. Jaea Hahn
January 30, 2018

The investment advisor has ultimate responsibility, subject to oversight by the board, for overseeing a fund's sub-advisors and recommending to the board their hiring, termination, or replacement.

15. Comment: In the discussion of Proposal 1, note any negative factors that the Board considered in approving the submission of the Proposal to shareholders.

Response: The Board did not identify or discuss any factors which it considered to be negative in regard to Proposal 1.

16. Comment: Feel free to consolidate the "Quorum and Required Vote" sections for each of the Proposals since the disclosure in each is similar.

Response: The content of the "Quorum and Required Vote" sections for each Proposal has been moved to the "Voting Information" section immediately following the descriptions of the Proposals.

17. Comment: In approving Proposals 2 and 3, confirm that the Boards considered all positive and negative factors.

Response: The Boards considered all factors it deemed appropriate given the circumstances of the Proposals.

18. Comment: In the first paragraph on page 15 in the discussion of Proposal 3, clarify that the Funds do not currently have an exemptive application for interfund lending.

Response: The requested change will be made.

19. Comment: Add a statement to the discussion of Proposal 3 that Proposal 3 is an effort to make all of the restrictions of the funds within the Delaware FundsSM by Macquarie complex line up for compliance.

Response: As noted in the Proxy Statement, Proposal 3 is being put forth for operational efficiency.

20. Comment: State supplementally whether the Funds plan to file for exemptive relief for interfund lending in the future.

Response: The Funds do not currently plan to file for exemptive relief for interfund lending.

21. Comment: Discuss how proxy costs will be allocated across the Funds given that Proposals 1 and 2 are to be paid by DMC. Also, clarify whether Computershare is only engaged for proxy solicitation for Proposal 3.

Ms. Jaea Hahn
January 30, 2018

Response: The proxy costs of Proposal 3 will be allocated proportionately between Macquarie Large Cap Value Portfolio and Delaware Tax-Free New York Fund. Shareholders of Delaware Extended Duration Fund will not bear any proxy costs since Proposal 3 is not applicable for this Fund. Computershare has been engaged for proxy solicitation for all three Proposals. The related disclosure in the Proxy Statement has been revised to correct the division of costs and to reflect Computershare's role.

22.         Comment: Add a footnote to the proxy cards to explain why the numbers listed on the cards are not necessarily consecutive for the Funds, since Proposals 2 and 3 do not apply for all Fund shareholders.

            Response: The proxy cards have been revised to list all three Proposals, so that no numbers are skipped.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/ Taylor Brody Taylor Brody

cc:	Kate Williams and Earthen Johnson
  Macquarie Investment Management